Exhibit 3.54

Liberty Star Expands Leadership and Strengthens Exploration Team to Advance Red Rock Canyon and the Hay Mountain Projects

TUCSON, AZ–(Mar 12, 2025)–Liberty Star Minerals (“Liberty Star” or the “Company”) (OTCQB: LBSR) strengthened its leadership and technical team to accelerate the advancement of its flagship gold and copper exploration projects. The Company is pleased to announce the engagement of Mr. Steve Rivera, an experienced consulting geologist and Qualified Person under USSEC S-K 1300, to provide senior geological management duties for the Red Rock Canyon (RRC) and Hay Mountain Projects. These projects are situated in a highly prospective mineral belt known for significant porphyry copper-gold-molybdenum deposits extending from central Arizona into northern Mexico.

Mr. Rivera is a broadly experienced Professional Geologist and Qualified Person (R4037616, SME) with recent experience working on exploration-stage gold properties in southeastern Arizona. He has experience with industry majors Freeport McMoran, BHP Billiton, and Anglo-American Exploration (USA) Inc. Rivera, has recent experience in managing geological data collection similar to that at RRC and Hay Mountain, managing deep drilling projects (>5,000ft), and exploration/development of ore deposits for Bankable Feasibility Studies. He also has experience developing exploration activities including airborne geophysical surveys (ZTEM), seismic reflection surveys, mapping, and geochemical sampling.

Liberty Star is also pleased to announce the promotion of Jay Crawford to Vice President of Field Operations. A key figure in the Company since 2006, Mr. Crawford has been instrumental in driving Liberty Star’s exploration success. As Field Manager, a position he has held since 2011, Mr. Crawford oversaw the acquisition and maintenance of State and Federal claims and permits, ensuring operational compliance.

In his new role, Mr. Crawford will continue to contribute his expertise to the Red Rock Canyon Gold Project where his sampling efforts confirmed high-value gold mineralization.

As Liberty Star continues to advance its high-potential exploration portfolio, the Company extends its gratitude to departing Chief Geologist Jim Bryce for his contributions, including overseeing first-time diamond core drilling at Hay Mountain and contributing to the discovery of bonanza-grade gold at RRC. With an enhanced technical team and strong leadership, Liberty Star is well-positioned to accelerate exploration and unlock significant value for shareholders.

ON BEHALF OF THE BOARD OF DIRECTORS

Liberty Star Minerals

Visit lbsr.us for more about Liberty Star Minerals, the Red Rock Canyon Gold Project & the Hay Mountain Project, including images, maps, and technical reports

About Liberty Star: Liberty Star Uranium & Metals Corp. (LBSR: OTCQB), doing business as Liberty Star Minerals, is a mineral exploration company based in Arizona. The company focuses on acquiring, exploring, and developing valuable mineral properties in Arizona, USA. Currently, Liberty Star controls two wholly owned properties situated in one of North America’s most mineral-rich regions, specifically in the historic Tombstone mining district. These properties are strategically located in areas known for copper, gold, silver, molybdenum, and other associated metals.

The company’s flagship project is the exploration-stage Hay Mountain Project. This project focuses on discovering porphyry copper, gold, molybdenum, and other commercially important minerals. Surface studies, along with the company’s 2024 diamond core drilling program, support the presence of a deep-seated copper porphyry system, with several analogs nearby that suggest high potential.

In addition, the Hay Mountain property hosts the Red Rock Canyon Gold Property, an increasingly promising site for near-surface gold mineralization. Ongoing geologic sampling has yielded high-grade gold samples, with some reaching as high as 107.5 grams per ton (g/t), highlighting the area’s exceptional potential.

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Liberty Star Uranium & Metals Corp.

LBSR: OTCQB

http://www.lbsr.us

Contact:

Liberty Star Minerals

Tracy Myers, Investor Relations

520-425-1433 – info@lbsr.us